UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 13)

                         FIRST FIDELITY BANCORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                                $1.00 PAR VALUE
                        (Title of Class of Securities)

                                   32019510
                                (CUSIP Number)

                               BANCO SANTANDER,
                               SOCIEDAD ANONIMA
                         (formerly BANCO DE SANTANDER
                         SOCIEDAD ANONIMA DE CREDITO)
                      (Name of Persons Filing Statement)

                             GONZALO DE LAS HERAS
                            BANCO SANTANDER, S.A.

                              45 East 53rd Street
                              New York, NY 10022
                           Tel. No.: (212) 350-3444
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                January 1, 1996
                    (Date of Event which Requires Filing of
                                this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

         Check the following box if a fee is being paid with this statement: [ ].


                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.    32019510       |             | Page    2   of    6    Pages |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                   BANCO SANTANDER, S.A.                            |
|    |          (formerly BANCO DE SANTANDER, S.A. DE C.)                 |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |            Not applicable                                          |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |           Kingdom of Spain                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |          0                                    |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |          0                                    |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |          0                                    |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |          0                                    |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                               0                                    |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                | | |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                             0%**                                   |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |                          CO                                        |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 18

** As of January 1, 1996, the Issuer, First Fidelity Bancorporation, no longer exists and therefore neither the reporting person nor any other person holds any shares of stock of the Issuer. See Item 5 for details.


               Banco Santander, S.A., a Spanish banking corporation ("Santander" and, together with its consolidated subsidiaries, the "Santander Group"), hereby amends and supplements its Schedule 13D, originally filed on March 27, 1991 (the "Original 13D"), as amended and supplemented by Amendment No. 1 filed on December 31, 1991, Amendment No. 2 filed on October 6, 1992, Amendment No. 3 filed on May 5, 1993, Amendment No. 4 filed on August 16, 1993, Amendment No. 5 filed on March 30, 1994, Amendment No. 6 filed on June 15, 1994, Amendment No. 7 filed on January 4, 1995, Amendment No. 8 filed on January 19, 1995, Amendment No. 9 filed on March 8, 1995, Amendment No. 10 filed on March 30, 1995, Amendment No. 11 filed on April 25, 1995 and Amendment No. 12 filed on June 23, 1995 (as so amended and supplemented, the "Schedule 13D"), with respect to its ownership interest in shares of common stock, par value $1.00 per share ("Common Stock"), of First Fidelity Bancorporation, a New Jersey corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Company.
         -------------------------------------

               The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

               (a) Pursuant to an Agreement and Plan of Merger dated as of June 18, 1995 (the "Merger Agreement"), First Union Corporation ("First Union") and the Company agreed that the Company would merge with and into a subsidiary of First Union, with such subsidiary as the surviving corporation, and as consideration for such merger (the "Merger") each issued and outstanding share of Common Stock would be exchanged for 1.35 shares (subject to adjustment in certain circumstances) of common stock of First Union. The merger was consummated as of January 1, 1996. As of such date the Company ceased to exist and Santander ceased to be a beneficial owner of Common Stock.

               (b) Upon consummation of the Merger, Santander had the sole power to vote and to dispose of 0 shares of Common Stock and had the shared power to vote and to dispose of 0 shares of Common Stock.

               (c) Except as otherwise disclosed herein, no transactions in the shares of Common Stock have been effected since November 4, 1995 by Santander, or any other person controlling Santander, to the best of its knowledge.

               (d)  Inapplicable.

               (e) Santander ceased to be the beneficial owner of more than five percent of the Common Stock on January 1, 1996.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to the Securities of the Issuer
         --------------------------------------------------------

               The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

               Immediately prior to the Merger on January 1, 1996, the Investment Agreement dated as of March 18, 1991 between the Company and Santander, as subsequently amended by the Voting and Support Agreement dated June 19, 1995 among Santander, FFB Participacoes e Servicos, S.A., the Company and First Union, terminated.


                                   SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 3, 1996

                                   BANCO SANTANDER, S.A.



                                   By:  /s/ Gonzalo de Las Heras
                                        ---------------------------
                                        Name:  Gonzalo de Las Heras
                                        Title:  Director General